Extracted verbatim from Exhibit A to the Underwriting Agreement dated August 11, 2026 between SunScout Holding Limited and Dominari Securities LLC, as representative of the several underwriters, furnished as Exhibit 10.1 to the Company's Report on Form 6-K on August 14, 2026 (Acc. No. 0001213900-26-089389).

EXHIBIT A

Form of Lock-Up Agreement

[●], 2026

Dominari Securities LLC
725 Fifth Avenue, 23rd Floor
New York, NY 10022

Ladies and Gentlemen:

The undersigned understands that Dominari Securities LLC, the representative (the "Representative") of the underwriters (the "Underwriters"), propose to enter into an underwriting agreement (the "Underwriting Agreement") with SunScout Holding Limited, a Cayman Islands exempted company (the "Company"), in connection to the initial public offering (the "Offering") of the Company's class A ordinary shares of par value of US$0.0001 each (the "Shares").

To induce the Underwriters to continue their efforts in connection with the Offering, the undersigned hereby agrees that, without the prior written consent of the Representative, the undersigned will not, during the period commencing on the date hereof and ending six (6) months from the effective date of the registration statement associated with the Offering (the "Insider Lock-Up Period"), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for the Shares (collectively, the "Lock-Up Securities"); (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the Lock-Up Securities, in cash or otherwise. The foregoing restrictions shall not apply to (a) transactions relating to the Shares or other securities acquired in open market transactions after the completion of the Offering, (b) transfers of the Lock-Up Securities as a bona fide gift, by will or intestacy or to a family member or trust for the benefit of a family member (for purposes of this lock-up agreement, "family member" means any relationship by blood, marriage or adoption, not more remote than first cousin); provided that in the case of any transfer or distribution pursuant to clause (b), each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this lock-up agreement; (c) transfers of Lock-Up Securities to a charity or educational institution; (d) if the undersigned, directly or indirectly, controls a corporation, partnership, limited liability company or other business entity, any transfers of Lock-Up Securities to any shareholder, partner or member of, or owner of similar equity interests in, the undersigned, as the case may be; (e) if the undersigned is a trust, to a trustee or beneficiary of the trust; provided that in the case of any transfer pursuant to the foregoing clauses (b), (c) or (d), (i) any such transfer shall not involve a disposition for value, (ii) each transferee shall sign and deliver to the Representative a lock-up agreement substantially in the form of this lock-up agreement, (iii) no filing under Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") or other filing or public announcement shall be required or shall

be voluntarily made; (f) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Lock-Up Securities, provided that (i) such plan does not provide for the transfer of Lock-Up Securities during the Insider Lock-Up Period and (ii) no public announcement or filing under the Exchange Act will be voluntarily made by or on behalf of the undersigned or the Company regarding the establishment of such plan; (g) the transfer of Lock-Up Securities that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, provided that the transferee agrees to sign and deliver a lock-up agreement substantially in the form of this lock-up agreement for the balance of the Insider Lock-Up Period, and provided further, that any filing under Section 13 of the Exchange Act that is required to be made during the Insider Lock-Up Period as a result of such transfer shall include a statement that such transfer has occurred by operation of law; (h) transfers of Lock-Up Securities to the Company in connection with the exercise of any equity awards granted pursuant to an equity incentive plan in effect as of the date of the Underwriting Agreement, to the extent as may be necessary to satisfy tax withholding obligations pursuant to the Company's equity incentive plan(s); and (i) the exercise by the undersigned of any options or warrants issued by the Company, including any exercise effected by the delivery of Shares; provided that any Shares received upon such exercise shall remain subject to the restrictions provided for in this lock-up agreement (collectively, "Permitted Transfers"). In addition, the undersigned agrees that, without the prior written consent of the Representative, it will not, during the Insider Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Shares or any security convertible into or exercisable or exchangeable for Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of the undersigned's Lock-Up Securities except in compliance with the foregoing restrictions.

No provision in this lock-up agreement shall be deemed to restrict or prohibit (i) the adoption of an equity incentive plan and the grant of awards or equity pursuant to any equity incentive plan, and the filing of a registration statement on Form S-8; provided, however, that any sales by parties to this lock-up agreement shall be subject to this lock-up agreement, (ii) the issuance of ordinary shares in connection with the exercise of outstanding warrants of the Company; provided that this lock-up agreement shall apply to any of the undersigned's shares issued upon such exercise, or (iii) the issuance of securities in connection with an acquisition or a strategic relationship which may include the sale or equity securities; provided, that none of such shares shall be saleable in the public market until the expiration of the Insider Lock-Up Period described above.

If the undersigned is an officer or director of the Company, (i) the undersigned agrees that the foregoing restrictions shall be equally applicable to any securities that the undersigned may purchase in the Offering; and (ii) the Representative agrees that, at least three (3) business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Lock-Up Securities, the Representative will notify the Company of the impending release or waiver. Any release or waiver granted by the Representative hereunder to any such officer or director shall only be effective two (2) business days after the release or waiver. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer of Lock-Up Securities not for consideration or in connection with any other Permitted Transfer and (b) the transferee has agreed in writing to be bound by the same terms described in this lock-up agreement to the extent and for the duration that such terms remain in effect at the time of such transfer.

The undersigned understands that the Company and the Representative are relying upon this lock-up agreement in proceeding toward consummation of the Offering. The undersigned further understands that this lock-up agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representative, successors and assigns.

The undersigned understands that, if (i) the Underwriting Agreement is not executed by [●], 2026, or (ii) the Company notifies the Representative in writing that it does not intend to proceed with the Offering, or (iii) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Shares to be sold thereunder, the undersigned shall be released from all obligations under this lock-up agreement.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters. The undersigned acknowledges that no assurances are given by the Company or the Underwriters that any Offering will be consummated. This lock-up agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York.

[Signature Page Follows]

Very truly yours,

____
(Signature)

Address: ______________________

Email: ______________________

Date: ______________________

Notes (not part of the form)

1. Scope. "Shares" is defined as the Class A ordinary shares only, and "Lock-Up Securities" means Shares plus securities convertible into or exercisable or exchangeable for Shares. The Class B Ordinary Shares are not convertible into Class A, so on the face of this form the Class B falls outside the lock-up. The prospectus describes the restriction more broadly, as covering "any share capital of the Company". Check the executed letters before describing the scope in Item 6 of the Schedules 13D.

2. Period. Six months from the effective date of the registration statement, being August 11, 2026, so the Insider Lock-Up Period runs to February 11, 2027. The prospectus measures the same period from the date of the prospectus, which is also August 11, 2026.

3. Signatories. The form is signed by "the undersigned" individually. Confirm whether AE Equity Limited and Solerin Equity Limited executed letters in their own names as record holders, or whether only Edwin Cywinski and Marc Cywinski signed. The stop transfer covenant operates against the undersigned's own Lock-Up Securities, which points to the record holders needing to sign.

4. Signature block. The form has no printed name line, only a signature line, address, email and date. For the executed letters we should be able to identify the signatory from the counterpart itself.

5. Officer and director waiver mechanic. Three business days' advance notice to the Company before any release or waiver, and the release is effective only two business days after it is granted. This is the mechanic that would apply to the JKM Equity Limited waiver contemplated in the prospectus.

6. Carve-out (d) is worth noting for the founder vehicles: a transfer by an entity the undersigned controls to its own shareholders is permitted, subject to no disposition for value, a matching lock-up letter from the transferee, and no Section 13 filing or public announcement.